GUILDHALL MINERALS LTD.

FINANCIAL STATEMENTS

JUNE 30, 2008

NOTICE OF NO AUDIT REVIEW OF INTERIM FINANCIAL STATEMENTS

The accompanying interim financial statements for Guildhall Minerals Ltd. have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied and approved by the Audit Committee and Board of Directors.

The Company’s independent auditors have not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim statements by an entity’s auditors.

BALANCE SHEET

STATEMENT OF LOSS AND DEFICIT

STATEMENT OF CASH FLOWS

NOTES TO THE FINANCIAL STATEMENTS

JULY 28, 2008

VANCOUVER, BRITISH COLUMBIA

Guildhall Minerals Ltd.

BALANCE SHEET

(Expressed In Canadian Dollars)

(Prepared by management)

	June 30, 2008	March 31, 2008
	(unaudited)	(audited)

ASSETS

CURRENT
Cash	$617,223	$664,333

MINERAL PROPERTIES (Note 3)	33,500	33,500

TOTAL ASSETS	$650,723	$697,833

LIABILITIES

CURRENT
Accounts payable	$61,594	$69,734
Due to related party (Note 4(a))	2,500	7,516

TOTAL LIABILITIES	64,094	77,250

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 5)	10,607,218	10,607,218
CONTRIBUTED SURPLUS	60,000	60,000
DEFICIT	(10,080,589)	(10,046,635)

	586,629	620,583

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$650,723	$697,833

Going Concern (Note 1)

Commitments (Note 3)

Contingencies (Note 8)

APPROVED ON BEHALF OF THE BOARD:

“Michael Laidlaw”	“ Terence Kwan”
Michael Laidlaw	Terence Kwan

The accompanying notes are an integral part of the financial statements

GUILDHALL MINERALS LTD.

STATEMENT OF LOSS AND DEFICIT

(Expressed In Canadian Dollars)

(Unaudited - Prepared by management)

	Three Months Ended June 30, 2008	Three Months Ended June 30, 2007

INCOME
Interest income	$ 3,716	$ -

EXPENSES
Management fees (Note 4(a))	$ 7,500	$ 7,500
Office and general	19,152	21,155
Professional fees and disbursements	11,018	6,735
Write-down of mineral properties (Note 3)	-	1
	(37,670)	(35,391)

NET LOSS FOR THE PERIOD	(33,954)	(35,391)

DEFICIT, BEGINNING OF THE PERIOD	(10,046,635)	(9,895,552)

DEFICIT, END OF THE PERIOD	$ (10,080,589)	$ (9,930,943)

BASIC AND DILUTED LOSS PER SHARE	$ (0.002)	$ (0.004)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (Note 5(a))	14,544,307	8,073,806

The accompanying notes are an integral part of the financial statements

GUILDHALL MINERALS LTD.

STATEMENT OF CASH FLOWS

(Expressed In Canadian Dollars)

(Unaudited - Prepared by management)

	Three Months Ended June 30, 2008	Three Months Ended June 30, 2007

CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES
Net loss for the period	$ (33,954)	$ (35,391)
Adjust for items not involving cash:
Write-down of mineral properties	-	1
Accrued and unpaid management fees and expenses	2,500	8,350

	(31,454)	(27,040)
Changes in non-cash working capital items:
Accounts payable and accrued liabilities	(8,140)	7,420
Due to related party	(7,516)	-

CASH USED IN OPERATING ACTIVITIES	(47,110)	(19,620)

INVESTING ACTIVITIES
Acquisition of mineral properties	-	-
Deferred exploration costs	-	-

CASH USED IN INVESTING ACTIVITIES	-	-

FINANCING ACTIVITIES
Private placement subscriptions received	-	-

CASH PROVIDED BY FINANCING ACTIVITIES	-	-

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(47,110)	(19,620)

CASH AND CASH EQUIVALENTS, BEGINNING	664,333	176,211

CASH AND CASH EQUIVALENTS, ENDING	$ 617,223	$ 156,591

SUPPLEMENTARY CASH FLOW INFORMATION:  (Note 6)

The accompanying notes are an integral part of the financial statements

GUILDHALL MINERALS LTD.

NOTES TO THE FINANCIAL STATEMENTS

June 30, 2008

(Expressed In Canadian Dollars)

(unaudited – Prepared by management)

NOTE 1.

NATURE OF OPERATIONS

Guildhall Minerals Ltd. was incorporated under the Company Act of the Province of British Columbia on September 30, 1968.  On September 1, 2005 the shareholders of the Company authorized a name change from Global Net Entertainment Corp. to Guildhall Minerals Ltd. (effective February 21, 2006) and proposed a consolidation of its share capital on a one-for-five basis.  The share consolidation received regulatory approval and took effect on November 17, 2006 (Note 5(a)).  The shares of the Company are trading on the NEX board of the TSX Venture Exchange.

The Company is an exploration stage company engaged principally in the acquisition, exploration and development of mineral claims.  The recovery of the Company’s investment in mineral properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete development of the properties and any future proceeds from the disposition of those reserves.  In May 2008 the Company entered into two Letters of Intent to acquire oil and gas interests.  Should the transactions be completed, the focus and direction of the Company would change to oil and gas exploration, development and production.  See Note 8.

These financial statements have been prepared on the basis of a going concern, which contemplates the realization of assets and discharge of liabilities in the normal course of business.  The Company continues to incur losses and at June 30, 2008 had an accumulated deficit of $10,080,589.  The ability of the Company to continue operations as a going concern is dependent upon raising additional working capital, settling its outstanding debts and generating profitable operations.  Should the going concern assumption not continue to be appropriate, further adjustments to carrying values of assets and liabilities may be required.  There can be no assurance that capital will be available as necessary to meet these continuing exploration and development costs or, if the capital is available, that it will be on terms acceptable to the Company.  The issuances of additional stock by the Company may result in a significant dilution in the equity interests of current stockholders.  Obtaining commercial loans, assuming those loans would be available, will increase the Company’s liabilities and future cash commitments.  If the Company is unable to obtain financing in the amounts and on terms deemed acceptable, its business and future success may be adversely affected.

The Company intends to raise equity funding on an on going basis for the purpose of financing general working capital and exploration programs.

NOTE 2.

BASIS OF PRESENTATION AND ACCOUNTING POLICIES

Basis of Presentation

These financial statements have been prepared in accordance with Canadian generally accepted principals for interim financial information and are presented in Canadian dollars.  Accordingly, they may not include all of the information and notes to the financial statements required by generally accepted accounting principles for complete financial statements.  In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included.  Operating results for the three month period ended June 30, 2008 are not necessarily indicative of the results that may be expected for the year ended March 31, 2009.

Comparative Figures

The comparative figures have been reclassified where applicable to conform to the presentation used in the current period.

GUILDHALL MINERALS LTD.

NOTES TO THE FINANCIAL STATEMENTS

JUNE 30, 2008

(Expressed In Canadian Dollars)

(unaudited – prepared by management)

NOTE 2

            BASIS OF PRESENTATION AND ACCOUNTING POLICIES (Continued)

Cash and Cash Equivalents

Cash and cash equivalents include cash on deposit and highly liquid short-term interest bearing guaranteed investment certificates that are readily convertible to known amounts of cash and have original maturities of three months or less.  The Company is exposed to some credit risk with respect to its cash and cash equivalents.  However, the risk is minimized as they are held at a major Canadian Chartered Bank.

Mineral Properties

The Company records its interests in mineral properties at the lower of cost or estimated recoverable value.  Where specific exploration programs are planned and budgeted by management, the cost of mineral properties and related exploration expenditures are capitalized until the properties are placed into commercial production, sold, abandoned or determined by management to be impaired in value.  These costs will be amortized over the estimated useful lives of the properties following the commencement of production or written off if the properties are sold or abandoned.

The costs include the cash or other consideration and the assigned value of shares issued, if any, on the acquisition of mineral properties.  Costs related to properties acquired under option agreements or joint ventures, whereby payments are made at the sole discretion of the Company, are recorded in the accounts at such time as the payments are made.  For properties held jointly with other parties the Company only records its proportionate share of acquisition and exploration costs.  The proceeds from options granted are deducted from the cost of the related property and any excess is deducted from other remaining capitalized property costs.  The Company does not accrue estimated future costs of maintaining its mineral properties in good standing.

Capitalized costs as reported on the balance sheet represent costs incurred to date and may not reflect actual, present, or future values.  Recovery of carrying value is dependent upon future commercial success or proceeds from disposition of the mineral interests.

Management evaluates each mineral interest on a reporting period basis or as events and circumstances warrant, and makes a determination based on exploration activity and results, estimated future cash flows and availability of funding as to which costs are capitalized or charged as impairment charges.  Write-downs due to impairment in value are charged to operations.

Mineral property interests, where future cash flows are not reasonably determinable, are evaluated for impairment based on management’s intentions and determination of the extent to which future exploration programs are warranted and likely to be funded.

General exploration costs not related to specific properties and general administrative expenses are charged to operations in the year in which they are incurred.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period.  Actual results could differ from these estimates.  Significant areas requiring the use of management estimates relate to the determination of impairment of mineral property interests and the determination of fair value for stock based transactions.  Where estimates have been used financial results as determined by actual events could differ from those estimates.

Foreign Currency Translation

The financial statements are presented in Canadian dollars.  Foreign denominated monetary assets and liabilities are translated to their Canadian dollar equivalents using foreign exchange rates which prevailed at the balance sheet date.  Non-monetary items are translated at historical exchange rates, except for items carried at market value, which are translated at the rate of exchange in effect at the balance sheet date.  Revenue and expenses are translated at average rates of exchange during the period.  Exchange gains or losses arising on foreign currency translation are included in the determination of operating results for the period.

GUILDHALL MINERALS LTD.

NOTES TO THE FINANCIAL STATEMENTS

JUNE 30, 2008

(Expressed In Canadian Dollars)

(unaudited – prepared by management)

NOTE 2

.

BASIS OF PRESENTATION AND ACCOUNTING POLICIES (Continued)

Loss per Share

The Company is using the treasury stock method to determine the dilutive effect of stock options and other dilutive instruments.  The treasury stock method assumes that proceeds received from in-the-money stock options are used to repurchase common shares at the prevailing market rate.

Basic loss per share figures has been calculated using the weighted average number of shares outstanding during the respective periods.  Diluted loss per share figures are equal to those of basic loss per share for each year since the effects of the share purchase warrants and stock options have been excluded as they are anti-dilutive.

Financial Instruments

The Company’s financial instruments consist of cash, cash equivalents, and accounts payable and accrued liabilities.  The fair value of the Company’s financial instruments is estimated by management to approximate their carrying values due to their immediate or short-term maturity.

The fair value of amounts due to a related party is not determinable as there are no stated repayment terms (Note 4(a)).

The fair value of the Company’s rights to purchase net smelter royalties (“NSR”) (refer to Note 3) is not determinable at the current stage of the Company’s exploration program.  No value has been assigned by management.  The Company does not use any derivative or hedging instruments.

Stock-Based Compensation

The Company has granted stock options to directors and employees as described in Note 5(b).  The Company adopted the accounting standards of the Canadian Institute of Chartered Accountants (“CICA”) regarding stock-based compensation and other stock-based payments.  The standard requires that all stock-based awards be measured and recognized using a fair value based method.  Fair values are determined using the Black-Scholes option pricing model.  Any consideration paid by employees on the exercise of the options is credited to share capital.

Income Taxes

Future income taxes are recognized for the future income tax consequences attributable to differences between financial statement carrying values and their corresponding tax values (temporary differences).  Future income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in years in which temporary differences are expected to be recovered or settled.  The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period in which the change occurs.  The amount of future income tax assets recognized is limited to the amount that, in the opinion of management, is more likely than not to be realized.

Risk Management

The Company is engaged primarily in mineral exploration and manages related industry risk issues directly.  The Company may be at risk for environmental issues and fluctuations in commodity pricing.  Management is not aware of and does not anticipate any significant environmental remediation costs or liabilities in respect of its current operations; however it is not possible to be certain that all aspects of environmental issues affecting the Company, if any, have been fully determined or resolved.

The Company is not exposed to significant credit concentration or interest rate risk.

GUILDHALL MINERALS LTD.

NOTES TO THE FINANCIAL STATEMENTS

JUNE 30, 2008

(Expressed In Canadian Dollars)

(unaudited – prepared by management)

NOTE 2

.

BASIS OF PRESENTATION AND ACCOUNTING POLICIES (Continued)

Asset Retirement Obligations

The Company has adopted the CICA Handbook section 3110, Asset Retirement Obligations. This standard focuses on the recognition and measurement of liabilities related to legal obligations associated with the retirement of property, plant and equipment.  Under this standard, these obligations are initially measured at fair value and subsequently adjusted for any changes resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows. The asset retirement cost is to be capitalized to the related asset and amortized into earnings over time.  Management is of the opinion that the Company does not have any asset retirement obligations at this time.

Mineral property related retirement obligations are capitalized as part of deferred exploration and development costs.

Impairment of Long-Lived Assets

Long-Lived assets are tested for recoverability when events or changes in circumstances indicate their varying value may not be recoverable.  A long-lived asset is potentially not recoverable when its carrying value is greater than the sum of its undiscounted cash flows expected to result from its use and eventual disposition.  The impairment loss, if any, is measured as the amount by which the long-lived asset’s carrying amount exceeds its fair value.

Changes In Accounting Policies

The Canadian Institute of Chartered Accounts (“CICA”) Handbook Section 1506, “Accounting Changes”.  Effective August 1, 2007, the Company adopted Section 1506 effective for annual and interim periods beginning on or after January 1, 2007.  This new standard establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and correction of errors.  The disclosure is to include, on an interim and annual basis, a description and the impact on the Company on any new primary source of generally accepted accounting principals (“GAAP”) that has been issued but is not yet effective.  The impact that the adoption of Section 1506 will have on the Company’s results of operations and financial conditions will depend on the nature of future accounting changes.

Financial Instruments, Comprehensive Income (Loss), Hedges, and Equity

In January 2005, the “CICA” issued Handbook Sections 3855, “Financial Instruments – Recognition and Measurement”, 1530, “Comprehensive Income”, 3865, “Hedges” 3251 “Equity”, and 3861 “Financial Instruments – Disclosure and Presentation”.  These new standards are effective for interim and annual financial statements relating to fiscal years commencing on or after October 1, 2006 on a prospective basis; accordingly, comparative amounts for prior periods have not been restated.  The Company has adopted these new standards effective August 1, 2007.

(a) Financial instruments – recognition and measurement

Section 3855 prescribes when a financial instrument is to be recognized on the balance sheet and at what amount.  It also specifies how financial instrument gains or losses are to be presented.  All financial instruments are classified into one of the following five categories: financial assets and liabilities held for trading, financial assets held to maturity; loans and receivables, financial assets available for sale or other financial liabilities.  Initial and subsequent measurement and recognition of changes in the value of financial instruments depend on their initial classification:

*

Held for trading financial instruments are measured at fair value.  All gains and losses are included in net earnings in the period in which they arise.

*

Held to maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost.  Amortization of premiums or discounts and losses due to impairment are included in current period net earnings.

*

Available for sale financial assets are measured at fair value.  Revaluation gains and losses are included in other comprehensive income until the asset is removed from the balance sheet.

*

All derivative financial instruments are classified as held for trading financial instruments and are measured at fair value, even when they are part of a hedging relationship.  All gains and losses are included in net earnings in the period in which they arise.

GUILDHALL MINERALS LTD.

NOTES TO THE FINANCIAL STATEMENTS

JUNE 30, 2008

(Expressed In Canadian Dollars)

(unaudited – prepared by management)

NOTE 2

.

BASIS OF PRESENTATION AND ACCOUNTING POLICIES (Continued)

(b) Comprehensive income (loss)

Comprehensive income is the change in equity of the Company from net earnings and other comprehensive income (“OCI”).  OCI includes unrealized gains and losses, such as; change in the currency translation adjustment relating to self-sustaining foreign operations; unrealized gains or losses on available for sale investments; and the effective portion of gains or losses on derivatives designated as cash flow hedges or hedges of the net investment in self-sustaining foreign operations.  Amounts recognized in OCI must eventually be reclassified to income when the related gains or losses are realized.  For the year ended March 31, 2008, the Company did not have other comprehensive income or loss, therefore the comprehensive loss for the year is equal to the net loss for the year.

(c) Hedges

Handbook Section 3685 provides alternative treatments to Section 3855 for entities which choose to designate qualifying transactions as hedges for accounting purposes.  The new standard specifies the criteria under which hedge accounting can be applied and how hedge accounting may be performed.  The Company currently does not have any hedges.  The adoption of these Handbook Sections had no impact on the opening deficit.

(d) Equity

The new standard is effective for fiscal years beginning on or after October 1, 2006 and establishes standards for the presentation of equity and changes in equity during the reporting period.

(e) Financial Instruments – Disclosure and Presentation

Section 3861 establishes standards for presentation of financial instruments and non-financial derivates and identifies the information that should be disclosed about them. Under the new standards, policies followed for periods prior to the effective date generally are not reversed and therefore, the comparative figures have not been restated.

Future Accounting Changes

The following accounting pronouncements are applicable to future reporting periods.  The Company is currently evaluating the effects of adopting these standards:

On January 8, 2008, the CICA issued Section 3064, Goodwill and intangible Assets.  Section 3064, establishes standards for the recognition measurement and disclosure of goodwill and intangible assets.  Section 3064 is effective for annual and interim financial statements to fiscal years beginning on or after October 1, 2008.

On September 15, 2006, the CICA issued three new accounting standards: Handbook Section 1535, Capital Disclosures, Handbook Section 3862, Financial Instruments – Disclosures, and Handbook Section 3863, Financial Instruments – Presentation.  Section 1535, Capital Disclosures requires that a company disclose information that enables users of its financial statements to evaluate its objectives, policies and procedures for managing capital including disclosures of any externally imposed capital requirements and the consequences for non-compliance.  The new Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its requirements.  These new sections place increased emphasis on disclosures about the nature and extent of risk arising from financial instruments and how the entity manages those risks.  Sections 1535, 3862 and 3863 are effective for interim and annual fiscal years beginning on or after October 31, 2007.

General Standards of Financial Statement Presentation

The CICA accounting standards board amended section 1400 to include requirements for management to assess and disclose an entity’s ability to continue as a going concern.  This section applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. The Company does not expect the adoption of this amendment to have an impact on its financial statements.

Transition to International Financial Reporting Standards

In 2006, Canada’s Accounting Standards Board (AcSB) ratified a strategic plan that will result in the convergence of Canadian GAAP, as used by public companies, with International Financial Reporting Standards over a transitional period. The AcSB has developed and published a detailed implementation plan, with a changeover date for fiscal years beginning on or after January 1, 2011. This initiative is in its early stages as of the date on these annual financial statements. Accordingly, it would be premature to assess the impact of the initiative on the Company at this time.

GUILDHALL MINERALS LTD.

NOTES TO THE FINANCIAL STATEMENTS

JUNE 30, 2008

(Expressed In Canadian Dollars)

(unaudited – prepared by management)

NOTE 3.

MINERAL PROPERTIES

As of June 30, 2008, accumulated costs with respect to the Company’s interest in mineral properties owned, leased or under option, consisted of the following:

	Bridge Claims	Stellar Property	Total

Balance, March 31, 2007	$32,500	$1	$32,501
Acquisition Costs – option extension	1,000	-	1,000
Exploration and Development Costs	-	-	-
Write Down of mineral properties	-	(1)	(1)

Balance, March 31, 2008 and June 30, 2008	$33,500	$-	$33,500

Stellar Property, New Westminster Mining Division, B.C.

On March 8, 2005 the Company entered into an option agreement, subsequently amended September 6, 2005, November 9, 2005 and June 26, 2006 with a third party to acquire 28 contiguous mineral claims north east of Harrison Lake in the Province of British Columbia.

As at June 30, 2007 the Company was in default of the terms of the Option Agreement.  A request was made to the optionor to negotiate revisions to the terms of the Option Agreement.  No response has been received and on July 17, 2007 the Company gave written notice of termination as provided by the agreement.  During the year ended March 31, 2008, the Company wrote off the property to $Nil.

Bridge Claims, Lillooet Mining Division, B.C.

On February 20, 2007 the Company entered into an option agreement to acquire the Bridge mineral claims located south of Carpenter Lake and west of Gold Bridge in B.C.  The option calls for:

a)

the payment of $2,500 upon the execution of this agreement (paid February, 2007)

b)

the issuance of 400,000 shares as follows:

i.

100,000 shares upon the acceptance of the Agreement by the Exchange (issued March 2007);

ii.

100,000 on or before February 15, 2009;

iii.

100,000 on or before February 15, 2010; and

iv.

100,000 on or before February 15, 2011;

c)

the expenditure on or in relation to exploration work on or relating to the claims not less than the following amounts (total of $250,000) on or before the following dates:

i.

$50,000 on or before February 15, 2009;

ii.

an aggregate cumulative total of not less than $150,000 on or before February 15, 2010;

iii.

an aggregate cumulative total of not less than $250,000 on or before February 10, 2011.

d)

the issuance of 200,000 shares within 60 days after the receipt by the Company of a positive feasibility study.

The optionor retains the rights to a Net Smelter Return (“NSR”) of 2.5% but the Company has the right to purchase up to 1.5 % of the NSR from the optionor at a cost of $500,000 for each 0.5% NSR purchased.

GUILDHALL MINERALS LTD.

NOTES TO THE FINANCIAL STATEMENTS

JUNE 30, 2008

(Expressed In Canadian Dollars)

(unaudited – prepared by management)

NOTE 4.

RELATED PARTY TRANSACTIONS

During the period ended June 30, 2008 the Company incurred:

a)

$7,500 for management fees to a director (2007 - $7,500).  At June 30, 2008 $2,500 (2007 - $24,125) is owing to the President and CEO for fees and expenses incurred on behalf of the Company.  The outstanding amounts are non-interest bearing and without specific repayment terms.

b)

Legal fees and disbursements of $8,018 (2007 - $3,134) to a law firm of which a director and officer is a principal.  As at June 30, 2008 $2,642 (2007 - $40,028) is owing to this firm and is included in accounts payable.

c)

$9,000 (2007 – $9,000) for administrative and accounting services to a company controlled by a director and officer.  As at June 30, 2008 $3,150 (2007 – $14,700) is owing to this company and is included in accounts payable.

The above transactions have been in the normal course of operations and, in management’s opinion, undertaken with the same terms and conditions as transactions with third parties.

NOTE 5.

SHARE CAPITAL

a)  Capital Stock

Authorized:

Unlimited common shares without par value

Issued:

	Number	Value
		$
Balance at March 31 2006 and June 30, 2006 (reverse split – Note5(a))	3,662,412	9,021,948
Shares issued under debt settlement arrangements
At $0.10 per share	4,489,400	448,940
At $0.32 per share	80,000	32,000
Non-brokered private placement
Shares issued for cash at $0.10 per share	1,830,000	183,000
Shares issued for cash at $0.10 per share	2,001,000	200,100
Shares issued for mineral properties at $0.30 per share	100,000	30,000
Balance at March 31, 2007 and June 30, 2007	12,162,812	9,915,988
Shares issued under debt settlement arrangements @ $0.21 per share	320,000	67,200
Warrants exercised – shares issued for cash @ $0.15 per share	4,160,200	624,030
Balance at March 31, 2008 and June 30, 2008	16,643,012	10,607,218

By special resolution passed on September 1, 2005, the authorized share capital of the Company was changed from 100,000,000 common shares without par value to unlimited common shares without par value.

On November 17, 2006 the Company consolidated its share capital on a one for five basis, reducing outstanding number of common shares to 3,662,412.  All references to the issuance, granting, and exercising of common stock, stock options and warrants and loss per share amounts in these financial statements have been adjusted to reflect the retro-active effect of the five for one share consolidation.

GUILDHALL MINERALS LTD.

NOTES TO THE FINANCIAL STATEMENTS

JUNE 30, 2008

(Expressed In Canadian Dollars)

(unaudited – prepared by management)

NOTE 5.

SHARE CAPITAL (Continued)

On December 12, 2006 the Company issued 4,489,400 units at a price of $0.10 per unit to settle outstanding debts aggregating $448,940.  Each unit consisted of one common share of the Company and one-half warrant.   One warrant entitles the holder to subscribe for one additional share at a price of $0.15 until December 12, 2007.  As at December 12, 2007 2,244,700 warrants were exercised for total proceeds of $336,705.

On December 13, 2006 the Company issued 80,000 common shares pursuant to a debt settlement agreement dated February 5, 2004 to a third party.

The Company completed a 3,831,000 unit non-brokered private placement in two tranches.  On December 19, 2006 1,830,000 units, at a price of $0.10 per unit, were issued for proceeds of $183,000.  Each unit consisted of one common share of the Company and one-half warrant.  One warrant entitles the holder to subscribe for one additional common share at a price of $0.15 until December 12, 2007.  On January 10, 2007 2,001,000 units, at a price of $0.10 per unit, were issued for proceeds of $200,100 under the same terms and conditions.  One warrant entitles the holder to subscribe for one additional common share at a price of $0.15 until January 10, 2008.   As at December 12, 2007 and January 10, 2008 915,000 warrants and 1,000,500 warrants were exercised respectively for aggregate proceeds of $287,325.

The grant date fair value of the warrants granted in connection with above issuances was estimated to be $Nil, have been included in share capital on a net basis and accordingly have not been recorded as a separate component of shareholders’ equity.

During November 2007 the Company issued 320,000 common shares at a price of $0.21 per share pursuant to debt settlement agreements with its three officers to settle amounts owing to them or their firms in the aggregate of $67,200 for services rendered.

b)  Stock Options

A summary of the Company’s stock options as of June 30, 2008 and 2007 and changes during the year are as follows:

	2008		2007
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
		$		$
Outstanding, beginning of period	-	-	-	-
Granted	-	-	-	-
Expired or cancelled	-	-	-	-
Outstanding, end of period	-	-	-	-

On September 1, 2005, the Company adopted a formal stock option plan which provides for the granting of incentive stock options up to a maximum of 10% of the Company’s issued and outstanding common shares.  As at June 30, 2008 and June 30, 2007 no options have been issued under this plan.

c)   Warrants

As at June 30, 2008 the Company had no outstanding share purchase warrants (2007 – 4,160,200). The weighted average remaining life of all outstanding share purchase warrants was Nil years at June 30, 2008 (2007 – 0.47 years).

GUILDHALL MINERALS LTD.

NOTES TO THE FINANCIAL STATEMENTS

JUNE 30, 2008

(Expressed In Canadian Dollars)

(unaudited – prepared by management)

NOTE 5.

SHARE CAPITAL (Continued)

A summary of the Company’s warrants as of June 30, 2008 and 2007, and changes during the year are as follows:

	2008		2007
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
		$		$
Outstanding, beginning of period	-	-	4,160,200	0.15
Issued	-	-	-	-
Exercised	-	-	-	-
Outstanding, end of period	-	-	4,160,200	0.15

NOTE 6.

SUPPLEMENTAL CASH FLOW INFORMATION

	2008	2007
	$	$

Other
Cash paid for interest during the period	-	-
Cash paid for income taxes during the period	-	-
	-	-

NOTE 7.

FUTURE INCOME TAXES

The actual income tax provisions differ from the expected amounts calculated by applying the Canadian combined federal and provincial corporate income tax rates to the Company’s loss before income taxes.  The components of these differences are as follows:

	2008	2007
	$	$
Loss before income taxes	(33,594)	(35,391)
Corporate tax rate	33.6%	34.1%

Expected tax expense (recovery)	(11,288)	(12,068)
Increase (decrease) resulting from:
Change in future tax asset valuation allowances	11,288	12,608
	-	-

GUILDHALL MINERALS LTD.

NOTES TO THE FINANCIAL STATEMENTS

JUNE 30, 2008

(Expressed In Canadian Dollars)

(unaudited – prepared by management)

NOTE 7.

FUTURE INCOME TAXES (Continued)

The significant components of the Company’s future income tax assets and liabilities are as follows:

	2008	2007
	$	$
Estimated non-capital losses available	2,014,337	2,494,384
Estimated resource deductions	2,708,343	2,688,606
	4,472,680	5,182,990
Estimated corporate income tax rate	33.6%	34.1%

Potential future income tax assets	1,586,820	1,767,400
Less: valuation allowance	(1,586,820)	(1,767,400)
Net future income tax asset	-	-

At June 30, 2008, the Company has non-capital losses of approximately $2,014,337 which may be applied to reduce taxable income of future years.  The non-capital losses expire as follows:

Year	$
2009	392,709
2010	347,677
2014	141,214
2015	88,880
2026	125,055
2027	723,705
2028	161,503
2029	33,594
2,014,337

The Company has certain resource related deductions and other losses which may be available to be offset against future taxable income in Canada.  The benefits of all these deductions are not reflected in these financial statements as the criteria for recognizing future income tax assets have not been met due to the uncertainty of realization, and accordingly the Company has recorded a valuation allowance of 100%.  The realization of any of these tax benefits in future years will be recorded as an adjustment to the corporate tax provision in the year realized.

NOTE 8.

CONTINGENCIES

In May 2008 the Company entered into two Letters of Intent to acquire 100% of the issued and outstanding shares of two private companies with oil and gas interests in Alberta and Mozambique.  These transactions, if completed, will result in a reverse-take-over of the Company.  The Company will be required to provide capital of $7,600,000; assume debt obligations of up to $5,750,000; issue up to 83,209,710 post-split shares; issue up to 11,528,983 share purchase warrants at various terms and grant options to acquire up to 4,500,000 post-split shares at $0.75 per share.  The Company will also be required to do an equity financing of $30,000,000.  It is contemplated that 40,000,000 units at $0.75 per unit will be offered by private placement through Haywood Securities as agent.  The Letters of Intent are non-binding and completion of these acquisitions is subject to various conditions.  There can be no assurance that the transactions will be completed as proposed or at all.

NOTE 9.

SUBSEQUENT EVENT

The Company intends to forward split its issued shares on the basis of 1.5 new shares for one old share.